June 6, 2013

VIA EDGAR AND BY HAND

Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             HD Supply Holdings, Inc.

Registration Statement on Form S-1

File No. 333-187872

Dear Ms. Ransom:

On behalf of HD Supply Holdings, Inc. (the “Company”), we supplementally submit this letter related to the Staff’s review of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”).

The purpose of this letter is to respond to the comments of the staff of the Securities and Exchange Commission (the “Staff”) conveyed telephonically to the Company’s counsel on June 6, 2013, requesting that the Registrant provide narrative disclosures describing the factors contributing to the difference between the fair value of its common stock as of the date of its most recent option grant, November 8, 2012, and the current estimated IPO price per share.

The Registrant respectfully notes that only approximately 40%, or 108,000, of the options issued on November 8, 2012 were issued at a price materially below the estimated IPO price.  In response to the Staff’s comment, the Registrant proposes adding the following disclosure in a future amendment to the Registration Statement on page 97, immediately following the discussion of the increase in the fair value of the Registrant’s common stock from May 14, 2012 to November 8, 2012.

“We believe that the increase in the fair value of our common stock from November 8, 2012 to the price range set forth on the cover page of this prospectus is due to the increase in valuation multiples of other publicly traded companies within the markets in which we operate, the increase in our Adjusted EBITDA and the interest savings resulting from our refinancing activities that have taken place since November 8, 2012 as well as the additional interest savings that will result from the application of the proceeds of this offering.

Since November 8, 2012, we have seen improvements in the MRO, Infrastructure and residential and non-residential construction markets. As a result of these improvements and the expectations for continued growth and recovery in our end-markets, the median valuation multiple, defined as enterprise value divided by last twelve month EBITDA, of other publicly traded companies within the markets in which we operate, increased to 13.7x from 11.9x, or approximately 1.8x.

We reported Net sales growth of 12.6% during the first quarter of fiscal 2013 and 11.7% during the fourth quarter of fiscal 2012, excluding the 53rd week.  We also experienced Adjusted EBITDA growth of 23% in the first quarter of fiscal 2013 and 37% in the fourth quarter of fiscal 2012, excluding the 53rd week.  As a result of the double digit Net sales growth and corresponding Adjusted EBITDA growth, our most recent trailing twelve months Adjusted EBITDA improved by $83 million over the trailing twelve months period ended October 28, 2012.

Furthermore, during the first quarter of fiscal 2013 and the fourth quarter of fiscal 2012, we have made the following changes to our capital structure which lowered our on-going interest expense and extended the maturities of our borrowings:

•                                          On February 15, 2013, HDS amended its Term Loan Facility to lower the borrowing margin by 275 basis points.

•                                          On February 1, 2013, HDS issued $1,275 million of February 2013 Senior Unsecured Notes bearing interest at 7.5% due 2020.  The net proceeds of this issuance were used to repurchase all of the outstanding April 2012 Senior Unsecured Notes bearing interest at 14.875% due 2020.

•                                          On January 16, 2013, HDS issued $950 million of January 2013 Senior Subordinated Notes bearing interest at 10.5% due 2021.   The net proceeds of this issuance were used to redeem the remaining $889 million of 2007 Senior Subordinated Notes bearing interest at 13.5% due 2015.

Additionally, the proceeds from the offering included in this prospectus will be used to redeem, repurchase, repay or otherwise acquire or retire all of the $950 million of January 2013 Senior Subordinated Notes which bear interest at 10.5%.  This transaction will further reduce our on-going interest expense by approximately $100 million per year.”

If you have any questions regarding the foregoing, please contact the undersigned at (212) 909-6036.

Regards,

/s/ Steven J. Slutzky

Steven J. Slutzky

cc:                                Lilyanna L. Peyser

Lisa Kohl

Securities and Exchange Commission

Ricardo Nunez, Esq.

HD Supply Holdings, Inc.